October 2, 2018 Autorité des marchés financiers Alberta Securities Commission British Columbia Securities Commission Financial and Consumer Affairs Authority of Saskatchewan Financial and Consumer Services Commission (New Brunswick) The Manitoba Securities Commission Nova Scotia Securities Commission Office of the Superintendent of Securities (Prince Edward Island) Office of the Superintendent of Securities, Service Newfoundland and Labrador Ontario Securities Commission Re: CGI Group Inc. Notice of Change of Auditor dated September 28, 2018 Dear Sirs/Mesdames: Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm. Yours sincerely, c.c. The Board of Directors, CGI Group Inc François Boulanger, Executive Vice-President and Chief Financial Officer